December 8, 2023

Jasper Frontz

Chief Compliance Officer

c/o Segall Bryant & Hamill Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

Re: Segall Bryant & Hamill Trust (the “Trust”)

Dear Mr. Frontz:

By our execution of this letter agreement (this “Agreement”), Segall Bryant & Hamill, LLC (“Segall Bryant & Hamill”) agrees it will waive a portion of the investment advisory and/or administration fees and/or reimburse additional Trust expenses (not including acquired fund fees and expenses, taxes, brokerage expenses, class action claim fees, tax reclaim fees, and extraordinary expenses) for the period commencing on the reorganization date of the Segall Bryant & Hamill International Equity Fund (the “Fund”) through April 30, 2025, so that the ratio of expenses to average net assets of the Retail Class and Institutional Class of the Fund as reported in the Funds’ Financial Highlights do not exceed the amounts set forth in Attachment A.

The parties acknowledge that Segall Bryant & Hamill will not be entitled to collect on or make a claim for waived fees or reimbursed expenses at any time in the future. The parties agree to continue such waivers for the applicable Funds at least through April 30, 2025.

The names “Segall Bryant & Hamill Trust” and “Trustees of Segall Bryant & Hamill Trust” refer respectively to the Trust created and the Trustees, as trustees but not individually or personally, acting from time to time under an Amended and Restated Declaration of Trust dated November 19, 1987 as amended which is hereby referred to and a copy of which is on file at the office of the State Secretary of the Commonwealth of Massachusetts and the principal office of the Trust. The obligations of “Segall Bryant & Hamill Trust” entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders, or representatives of the Trust personally, but bind only the Trust Property, and all persons dealing with any class of shares of the Trust must look solely to the Trust Property belonging to such class for the enforcement of any claims against the Trust.

SEGALL BRYANT & HAMILL, LLC

By:_/s/ Carolyn B. Goldhaber____________________

Name: Carolyn B. Goldhaber

Title: President

Your signature below acknowledges

acceptance of this Agreement:

SEGALL BRYANT & HAMILL TRUST

By: __/s/ Jasper R. Frontz___________________

Name: Jasper R. Frontz

Title: Treasurer and Chief Compliance Officer

Attachment A

Segall Bryant & Hamill Trust

Fee Waivers and Expense Reimbursements for the Period Ended April 30, 2025

Segall Bryant & Hamill, LLC agrees to Waive Administration Fees, Investment Advisory Fees and/or Reimburse Expenses (not including acquired fund fees and expenses, taxes, brokerage expenses, class action claim fees, tax reclaim fees, and extraordinary expenses) so that the ratio of expenses to average net assets as set forth in the Financial Highlights will not exceed the following amounts until at least April 30, 2025 (as a % of average daily net assets):

Fund	Institutional Class	Retail Class
International Equity Fund	0.99%	1.14%